EXHIBIT 99.40

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ(OTC):GMLRF / BSX:GL7

November 6, 2002
News Release #19-2002	Issued: 36,737,516 Shares

GAMMON LAKE REPORTS HIGH GRADE GOLD AND SILVER RESULTS
AT 100% OWNED OCAMPO PROPERTY;
DRILL PROGRAM EXPANDS TO 25,000 METERS

Gammon Lake Resources Inc. (TSX:GAM) is pleased to announce the results of the first 11 drill holes in the 100% owned underground Ocampo Northeast Project Area. Results to date have proven the presence of high-grade mineralization well below the limits of historic mining and in unmined structures at depth. Highlights of the current drill program include hole OGDH-2 which returned 6.2 g/t gold and 889 g/t silver over 6.0 meters and hole OGDH-3 which returned 10.0 g/t gold and 171 g/t silver over 3.0 meters.

The results of the current drill program have exceeded expectations leading to an expansion of the scope and size of the program. Two drill rigs are currently on site, drilling 24 hours a day with plans for a third rig to be mobilized. The program has been increased to 25,000 meters of drilling along with underground exploration and metallurgical test work. Over 3,700 meters of drilling has been completed in the current program. In parallel with Gammon’s work on its 100% owned ground, Bolnisi Gold NL continues with drilling and final feasibility work within the open pit Gammon/Bolnisi Joint Venture Area.

Prior to the start of the current drill programs at the Company’s 100% owned property at Ocampo, little exploration had been undertaken on this property. An earlier reported resource study audited by Watts, Griffis and McOuat estimated that this project already exhibited a resource of 317,000 oz gold in the measured and indicated category and 117,000 oz gold in the inferred category as well as approximately 13,300,000 oz silver in the measured and indicated category and 7,500,000 oz silver in the inferred category. The Company, through current accelerated ongoing drill programs, hopes to expand the Ocampo project resource to approximately 3,000,000 oz gold and 100,000,000 oz silver based on an earlier Pincock Allen & Holt (PAH) analysis of the property’s potential and ongoing drill results. Drill results to date are validating this outlook.

The following tabulates the results of the current drill program at Gammon’s 100% owned Ocampo Northeast Project Area.

Target	Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
Aventurero	OGDH-1	197.4	200.4	3.0	9.2	293
	and	216.9	219.9	3.0	15.7	152
San Juan	OGDH-2	299.3	305.3	6.0	6.2	889
	includes	300.8	305.3	4.5	7.4	1,137

Aventurero	OGDH-3	240.5	243.5	3.0	10.0	171
El Rayo	OGDH-4	77.1	80.1	3.0	0.9	36
El Rayo	OGDH-5	Mineralized
San Juan	OGDH-6	Mineralized
Upper Aventurero	OGDH-7	138.9	140.4	1.5	9.7	129
Main Aventurero	OGDH-7	320.4	324.9	4.5	3.3	77
Aventurero	OGDH-8	165.8	168.8	3.0	1.0	23
San Juan	OGDH-9	318.9	320.4	1.5	2.6	226
San Juan	OGDH-10	372.9	375.9	3	0.6	105
Las Animas	OGDH-11	107.1	111.6	4.5	4.0	214

Below is a map showing the relative location of Gammon’s two on going projects.

Gregory K. Liller, Vice President Exploration, states, “The significance of these deeper drill intercepts can not be over stressed. Historically the district was reported to have produced over $100,000,000 in gold and silver prior to the Mexican Revolution. At the prevailing gold price of $20 dollars per ounce gold this would equate to a value equal to around 5 million ounces of gold.”

“We have always felt that many of the historic underground operations stopped at the valley floor water table not because they ran out of ore but because they couldn’t handle the water. The results of the San Juan drill holes prove this. The drill results on Aventurero show that structures with weak surface expressions can blossom into high grade deposits at depth.”

“Given these results, the unexploited portion of the ore horizon at Ocampo is potentially equal to or greater than that which has already been mined.”

Current Drilling Program

As part of the “Preliminary Assessment Technical Report” PAH, as required by NP43-101, PAH examined the potential of the Ocampo district for the discovery of additional gold and silver resources. PAH calculated that, based on current data, the Ocampo project has the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver. Included in this potential resource estimate is 1,600,000 ounce of gold and over 91,000,000 ounces of silver credited to potential deposits amenable to underground mining methods.

It is this high grade underground potential, calculated by PAH, that is the focus of the current drilling program. As stated in previous press releases the company believes that historic mining operations in the Northeast Ocampo Project Area did not mine down to the bottom of the ore zone but stopped at the local water table. The current program has been specifically designed to test three types of targets at depth.

•	Type A - Down dip extensions of historic high grade deposits, such as San Juan

•	Type B — Structures which are weakly mineralized at surface but have the potential to host high-grade mineralization at depth. An example is Aventurero where deep drilling has intersected high-grade gold and silver mineralization beneath weak surface and shallow drilling assays.

•	Type C — Structures that have little or no surface expression.

PAH has completed a review of the design, plan and objectives of the current drill program. PAH personnel conducted a site visit in August to observe the drilling and sampling methods employed and sample chain of custody and security procedures. PAH has found that all aspects of the current drilling program meet or exceed industry standards and practices. PAH will complete an audit of an updated cross sectional resource calculation following the completion of the current drilling program.

The 11 current drill program holes were drill on the Aventurero, San Juan, Las Animas and El Rayo structures. The following geologic map shows the location of both the completed and the first phase of planned drilling.

(CONTINUED NEXT PAGE)

The Ocampo Northeast Project Area was the site of many of the significant historic mines. Drilling is planed on the San Juan, Aventurero-Guaymas, Maria, El Rayo, JM, Brenda, Las Animas, Santa Ana, Ressurreccion, and Belen targets.

San Juan Drilling Results

Four holes have been completed in the San Juan target in the current drilling campaign. As can be seen in the following San Juan long section hole OGDH-2 intersected 4.5 meters grading 7.44 grams per tonne gold and 1,137 grams per silver. This intersection, along with those in the Aventurero target discussed below, represent one of the most significant developments in the exploration of the Ocampo project. The OGDH-2 intersection lays approximately 140 meters below any large known workings in the historic San Juan mine.

San Juan is a Type A target, down dip extensions beneath both historic workings and the valley floor water table. The intersection in OGDH-2 not only proves that the historic mining operations did not stop at the base of the ore zone but that this target has the potential to develop a resource as large if not larger than that already mined.

Aventurero Structure

Four holes, OGDH-1, 3, 7 and 8 have been completed on the Aventurero target in the current drilling program. The long section below shows the results of drilling to date on Aventurero.

Aventurero

The Aventurero structure represents a type B target. Aventurero has only a historic small mine approximately 200 meters from the southeast end of the above section and minor historic development work in the Guaymas segment at the top of the hill shown on the section above. Aside from these workings, Aventurero is an unmined structure in excess of 1.3 km of strike length. The structure was not mined previously because of weak surface mineral grades. The following tabulates the intersections drilled to date which meet the underground mining criteria defined in the April 2002 PAH report.

	Section	From	To	Interval	Gold (g/t)	Silver (g/t)
ODH-153	AV 1	28.96	30.48	1.5	1.2	1745
ODH-157	AV 60	42.9	49.0	6.1	4.4	208
ODH-184	AV 330	217.9	225.6	7.6	19.0	408
ODH-206	AV 60	64.0	68.6	4.6	10.1	92
ODH-221	AV 330	114.91	117.96	3.0	7.5	429
ODH-224	AV 230	28.96	32.00	3.0	8.9	444
ODH-226	AV 460	136.25	139.29	3.0	6.4	226
OGDH-1	AV 460	197.4	200.4	3.0	9.2	293
and		216.9	219.9	3.0	15.7	152
OGDH-3	AV 560	240.5	243.5	3.0	10.0	171
OGDH-7	G 675	137.4	140.4	1.5	9.7	129
OGDH-7		320.4	324.9	4.5	3.3	77
BR-29	G 675	32	34	2.0	7.0	241
Average				3.7	9.5	297

All ODH holes in the above table drilled in 2000; all OGDH holes drilled in 2002

OGDH-1 intersected two zones, one 3 meters grading 9.22 grams gold per tonne and 293 grams silver per tonne at elevation 1640 and 3 meters grading 15.86 grams gold per tonne and 152 grams per tonne silver at elevation of 1620. Two zones were also intersected in OGDH-7. The presence of multiple splits in the Aventurero structure demonstrates that Target Type 3 blind structures are associated with Aventurero and further enhance the potential of this target.

The company feels that exploration to date on the Aventurero has yielded results that represent a significant milestone in the exploration and development of the Ocampo mining district. The current drilling combined with previous drill intersections such as hole 184, 7.6 meters, grading 18.96 grams per tonne gold and 408 grams per tonne silver demonstrate that significant high grade mineralization over a strike length longer than 700 meters can be present under structures which have only weak geochemical gold and silver values at surface. Given the results obtained thus far, the expanded program will devote a significant portion of the 25,000 meters of drilling to the Aventurero and other targets with weak surface values but good potential for unmined economic ore at depth.

Geologic and Historical Background to the Current Drilling Program

From the mid 1800‘s to 1911, the Northeast Ocampo project area was one of the major production centres for the entire Ocampo mining district. Mining engineer Robert Linton, in 1911, valued historic district production at over US $100,000,000 in gold and silver at a gold price of US $20.

Historic operations utilized underground mining methods, driving production adits into the hillside, draining the water contained in the vein structures and mining the ore. This method worked well until the valley floor was reached, as the host veins could not be further dewatered. However, as most mines in the Northeast project area had 200 or more meters of vein above the valley floor mining went on a relatively large scale until the Mexican Revolution in the early part of the 20th century.

The exception to this was the Santa Juliana mine which outcrops near the valley floor. Its owners had no choice but to dewater the mine below the valley floor if they wished to continue producing. The Santa Juliana proved to be one of the major producers in the district and, although limited historic records indicate ongoing dewatering problems, it was mined to a depth of at least 300 meters beneath the valley floor. This equates to an elevation of approximately 1400 meters.

Ocampo is an epithermal type gold silver district. This generally results in a district wide ore horizon within defined elevation boundaries. Using the deepest documented levels of the Santa Juliana mine as a bottom of the ore horizon, the overall extent of the Ocampo ore horizon is up to 700 meters.

As stated above the current program has been designed to test for high-grade mineralization in the following target types:

•	Type A - Deposits beneath both the historic workings and the valley floor water table

•	Type B – Structures which show only weak mineralization at surface.

•	Type C – Blind structures which have no surface expression.

The following table summarises the results of all the deep drilling completed to date at the Company’s 100% owned Ocampo property. The Company is highly optimistic that the accelerated current drill program will achieve results in line with or greater than the estimates of the property’s potential cited in the PAH report.

Deposit	Current Program Hole	Intercept (meters)	Gold (g/t)	Silver (g/t)
Aventurero	OGDH-1	3.0	9.2	293
	and	3.0	15.7	152
San Juan	OGDH-2	6.0	6.2	889
	includes	4.5	7.4	1,137
Aventurero	OGDH-3	3.0	10.0	171
San Juan	OGDH-6	Mineralized
Upper Aventurero	OGDH-7	1.5	9.7	129
	OGDH-7	4.5	3.3	77
Main Aventurero	OGDH-8	3.0	1.0	23
Aventurero	OGDH-9	1.5	2.6	226
San Juan	OGDH-10	3.0	0.6	105
Las Animas	OGDH-11	4.5	4.0	214
Deposit	Previous Program Hole	Intercept (meters)	Gold (g/t)	Silver (g/t)
San Juan	UGD-9	4.0	8.9	804
	UGD-10	5.0	6.1	266
	UGD-11	5.0	5.7	665
	ODH-199	Mineralized
	ODH-205	Workings
	ODH-210	Mineralized
	ODH-215	4.5	8.4	675

Deposit	Previous Program Hole	Intercept (meters)	Gold (g/t)	Silver (g/t)
Aventurero	ODH-184	7.6	19.0	408
	ODH-221	4.6	5.2	306
	ODH-224	7.6	5.0	299
	ODH-226	4.6	4.7	164

Gammon\Bolnisi Joint Venture – Open Pit Area

Bolnisi completed its first phase of drilling in July totalling 4,485 meters. The program was designed to provide in fill data for the completion of a block model resource and core samples for metallurgical test work to be used in the final feasibility study on the Gammon /Bolnisi Joint Venture area. A second phase of drilling is currently under way to expand the existing resource. Metallurgical studies will be completed shortly and engineering studies are underway. The feasibility study is expected to be completed before year end.

An earlier PAH scoping study confirmed the joint venture resource at approximately 688,000 oz gold in the measured and indicated category and approximately 200,000 oz gold in the inferred category as well as approximately 26,300,000 oz silver in the measured and indicated category and 8,500,000 oz silver in the inferred category.

Bolnisi Gold NL, Gammon’s partner on the Joint Venture must place the joint venture into production at its sole expense within the next 11 months or be subject to $100,000 per month penalty and in any event be in production within 17 months to earn their 60% interest.

All of Gammon Lake’s analytical work was performed by ALS Chemex, Vancouver, Canada, employing conventional fire assay analysis techniques.

Pincock Allen & Holt has conducted a review of the current drill program plan and objectives and the results of data obtained to date and a site visit to observe drilling practices and sampling procedures. Mr. Clarence Wendt, P.Geo. of Pincock Allen & Holt is the qualified person responsible for the technical data reported in this news release.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.